UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June 30, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

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S-T Rule 101(b)(1): ____

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discussing a material event, has already been the subject of a
Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Sasol provides additional historical disclosure for Performance Chemicals segment


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

SASOL PROVIDES ADDITIONAL HISTORICAL DISCLOSURE FOR PERFORMANCE
CHEMICALS SEGMENT

On 1 July 2014, Sasol introduced a value chain-based operating model for the group, replacing Sasol's previous operating model, which was based on business units organised by product lines. This resulted in a change of its segmental reporting for the 2015 financial year. In order to assist its investors, analysts and other stakeholders to better understand the new segmental reporting structure, Sasol published revised historical segmental reporting for its 2013, 2014 and half-year 2014 financial periods on 21 November 2014. This included other non-financial information, such as Business Performance Metrics for these periods.

Following the publication of this information in November last year, Sasol has been engaging with various stakeholders regarding its new operating model and the revised segmental disclosure. Based on feedback received during these interactions, Sasol has decided to provide some additional historical performance metrics for its Performance Chemicals segment. These additional metrics will also be provided in future quarterly releases of the Business Performance Metrics.

Performance 	full 	 full 	 half 	  half 	   9 months
Chemicals 	year	 year	 year 	  year	   ended
segment		30 Jun 	 30 Jun	 31 Dec	  31 Dec   31 Mar
		13	 14	 13	  14	   15
		Audited	 Audited Reviewed Reviewed Unaudited

Total feedstock  8 404	 9 722	 10 081	  9 943	   9 041
cost per ton
product
(R/ton)

Sales volumes

 Organics (ktpa) 1 848	 2 126	 1 042	  1 103	   1 668

 Waxes    (ktpa) 567	 563	 275	  275	   407

 Other    (ktpa) 689	 729	 330	  348	   490

Sales*

 Organics (Rm)	37 931 	 51 626	 24 402	  26 522   37 398

 Waxes    (Rm)	7 966	 9 293	 4 394	  4 610	   6 780

 Other    (Rm)	7 455	 9 673	 4 438	  5 196	   8 189

*Revised to reflect external sales only

ktpa - thousand tons per annum

Rm - Rand millions

Note that none of the other metrics published in the most recent release of the Business Performance Metrics published on 7 May
2015 have been changed.

The additional historical performance metrics for the Performance
Chemicals segment has not been reviewed and reported on by our auditors.

30 June 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date June 30, 2015			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary